Legg Mason Partners Global Equity Fund

77I: LMP Global Equity Fund issued (or registered)

Class R and Class FI shares.
Class FI, Class R shares

Class FI and Class R shares are purchased at net asset value with no initial sales charge and no contingent deferred sales charge when redeemed. Service Agents will receive a distribution/service fee up to 0.25% of the average daily net assets represented by Class FI shares and up to 0.50% of the average daily net assets represented by Class R shares.